Exhibit 99.1

3rd Quarter

INTERIM REPORT TO SHAREHOLDERS

for the nine months ended July 31, 2010

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the
convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions	The governing articles of Central Fund require that at least 75% of Central Fund’s non-cash assets be held in gold and silver bullion. This cannot be changed without shareholder approval.

The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical bar form.  On July 31, 2010, 97.4% of Central Fund's net assets were held in gold and silver bullion.  Of this bullion, 99.5% was in physical bar form and 0.5% in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards	Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund.  On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the NYSE Amex Equities (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).  Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund.  The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor.  As well, there are no bullion assay charges to a shareholder upon the sale or redemption of the Class A Shares of Central Fund.

Third Quarter Report

Central Fund currently holds 97.4% of its net assets in gold and silver bullion.  At July 31, 2010, Central Fund’s gold holdings were 1,495,807 fine ounces of physical gold bullion and 8,427 fine ounces of gold bullion certificates for a total of 1,504,234 fine ounces.  Silver holdings were 74,953,552 ounces of physical silver bullion and 255,551 ounces of silver bullion certificates for a total of 75,209,103 ounces.  Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer,
President

August 23, 2010

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2009 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2009 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2010.

Outstanding Shares

There were 238,282,713 retractable Class A shares and 40,000 Common shares issued and outstanding at July 31, 2010.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $788.0 million during the nine months ended July 31, 2010 primarily due to two public offerings, completed on November 17, 2009 and May 11, 2010, which increased net assets by approximately $580.5 million. The balance of the increase in net assets was primarily attributable to the increases in gold and silver prices which increased 12.4% and 6.6% respectively.

Net assets increased by $258.4 million during the three months ended July 31, 2010.  While the public offering completed on May 11, 2010 increased net assets by approximately $360.1 million, this was partially offset by decreases in gold and silver prices of 0.8% and 5.2% respectively.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009
Change in unrealized appreciation (depreciation) of holdings	$(99.3)	$292.6	$20.7	$300.4
Net income (loss)	$(101.7)	$290.4	$18.6	$298.7
Net income (loss) per Class A share	$(0.43)	$1.37	$0.09	$1.55
Total Net Assets	$3,170.3	$2,911.9	$2,621.3	$2,382.3
	July 31, 2009	Apr. 30, 2009	Jan. 31, 2009	Oct. 31, 2008
Change in unrealized appreciation (depreciation) of holdings	$124.1	$(29.9)	$339.9	$(563.8)
Net income (loss)	$122.6	$(31.4)	$338.7	$(564.9)
Net income (loss) per Class A share	$0.66	$(0.20)	$2.23	$(4.27)
Total Net Assets	$1,959.4	$1,836.9	$1,542.8	$1,204.0

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, the CICA AcG-18, requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

The net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2010 was $101.7 million compared to net income of $122.6 million for the comparative period in 2009.  For the nine months ended July 31, 2010, the net income (inclusive of the change in unrealized appreciation of holdings) was $207.3 million compared to $429.9 million for the same period in 2009.  Virtually all of the income (loss) was due to the change in unrealized appreciation (depreciation) of holdings for the respective three and nine month periods.   Despite higher average balances in cash and cash equivalents, interest income decreased compared to the comparative three and nine month periods in 2009 as interest rates on interest-bearing cash deposits have declined significantly.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,526,529, from $1,029,723 and for the nine month period to $4,166,481 from $2,755,238 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month period ended July 31, 2010 were 0.07%, compared to 0.08% for the same three month period in 2009.  The expense ratio for the nine month period ended July 31, 2010 was 0.23%, compared to 0.26% for the same nine month period in 2009.  For the twelve months ended July 31, 2010, the expense ratio was 0.33% compared to 0.35% for the comparable twelve month period ending July 31, 2009.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate income primarily to be applied towards payment of expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2010, Central Fund’s cash reserves increased by $21,251,059 to $85,341,033.  The primary component of this increase was the amount retained in cash from the proceeds of the November 17, 2009 public offering ($13,497,931) and the May 11, 2010 public offering ($15,550,218), partially offset by amounts used to pay expenses and the fiscal 2009 year end Class A share dividend paid in November 2009.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Related party information

Please refer to Note 6 commencing on Page 10 of this interim report.

International Financial Reporting Standards (“IFRS”)

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles (“GAAP”), as used by publicly accountable enterprises, will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft is in the process of receiving comments and any amendments are expected to be finalized in September 2010.  The Company has not yet determined if it will utilize this deferral if indeed it becomes an option.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  A preliminary analysis of these issues follows:

 Income taxes

Under current Canadian GAAP, the Company is not required to provide for income taxes on unrealized gains or losses on its holdings due to the flow-through nature of its status for income tax purposes as a mutual fund corporation.  Similarly, under International Accounting Standard (“IAS”) 12, Income Taxes, the current expectation is that the Company will not be required to record future taxes on unrealized gains or losses on its holdings.

Classification of Redeemable Class A shares

IAS 32, Financial Instruments: Presentation identifies five features, all of which must exist for a puttable instrument (a share) to be classified as equity; otherwise, it is classified as a financial liability.  Analysis completed to date suggests that all five features exist within the structure of the Class A shares.

Accounting for changes in unrealized appreciation/depreciation of holdings

Currently, the Company is required to follow AcG-18, which provides that all changes in the value of holdings from one period to another are reflected through profit and loss.  There is little direct guidance on how to properly classify physical gold and silver bullion, and changes in its value from period to period under IFRS.  Accordingly, it is unclear as to whether changes in the value of gold and silver holdings should be reported through profit and loss, or through Other Comprehensive Income.  The Company continues to investigate and analyze this issue and expects to have clearer guidance on how to account for changes in the value of these holdings later this year.

Additional Information

This MD&A is dated August 23, 2010.  Additional information relating to the Company, including its Annual Information Form and 2009 Annual Report, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2010	2009
Net assets:
Gold bullion, at market, (Note 2) cost $1,082,841,134 (2009: $774,629,675)	$1,758,449,962	1,292,065,170
Silver bullion, at market, (Note 2) cost $897,877,881 (2009: $654,686,930)	1,328,192,761	1,029,260,117
Cash	763,593	2,918,749
Short-term deposits (Note 3)	84,577,440	61,171,225
Prepaid insurance, interest receivable and other	265,982	225,275
	3,172,249,738	2,385,640,536
Accrued liabilities (Note 6)	(1,945,554)	(1,338,221)
Dividends payable	-	(1,960,177)
Net assets representing shareholders’ equity	$3,170,304,184	2,382,342,138
Represented by:
Capital stock (Note 4)
Class A shares issued: 238,282,713 (2009: 196,007,713)	$2,074,023,278	1,493,321,705
Common shares issued: 40,000 (2009: 40,000)	19,458	19,458
	2,074,042,736	1,493,341,163
Retained earnings inclusive of unrealized appreciation of holdings (Note 5)	1,096,261,448	889,000,975
	$3,170,304,184	2,382,342,138

Net asset value per share:
Class A shares	$13.30	12.15
Common shares	$10.30	9.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0290	1.0774

Net asset value per share expressed in Canadian dollars:
Class A shares	$13.69	13.09
Common shares	$10.60	9.86

See accompanying notes to the financial statements.

On behalf of the Board:

“Douglas E. Heagle”	“Philip M. Spicer”
Director	Director

Statement of Income
(expressed in U.S. dollars, unaudited)
	Nine months ended July 31		Three months ended July 31
	2010	2009	2010	2009
Income (loss):
Interest	$57,122	317,590	$30,385	50,216
Change in unrealized appreciation (depreciation) of holdings	213,960,005	434,072,179	(99,315,702)	124,125,245
Total income (loss)	214,017,127	434,389,769	(99,285,317)	124,175,461
Expenses:
Administration fees (Note 6)	4,166,481	2,755,238	1,526,529	1,029,723
Safekeeping, insurance and bank charges	1,963,190	1,200,313	730,472	456,437
Shareholder information	177,462	154,286	26,422	18,950
Directors’ fees and expenses	113,625	97,520	32,280	32,315
Stock exchange fees	104,585	96,508	37,418	31,822
Accounting fees	90,228	61,418	26,608	21,923
Legal fees (Note 6)	80,478	46,159	5,757	5,823
Registrar and transfer agent fees	61,521	55,343	20,447	17,822
Miscellaneous	(916)	2,006	(930)	875
Total expenses	6,756,654	4,468,791	2,405,003	1,615,690
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$207,260,473	429,920,978	$(101,690,320)	122,559,771
Net income (loss) per share:
Class A shares	$1.03	2.56	$(0.43)	0.66
Common shares	$1.03	2.56	$(0.43)	0.66

See accompanying notes to the financial statements.

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

Nine months ended July 31			Three months ended July 31
	2010	2009	2010	2009
Net assets at beginning of period	$2,382,342,138	1,203,998,902	$2,911,917,704	1,836,887,020
Add (deduct):
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	207,260,473	429,920,978	(101,690,320)	122,559,771
Increase in Class A capital	580,701,573	325,526,911	360,076,800	-
Increase in net assets during the period	787,962,046	755,447,889	258,386,480	122,559,771
Net assets at end of period	$3,170,304,184	1,959,446,791	$3,170,304,184	1,959,446,791

See accompanying notes to the financial statements.

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)
Nine months ended July 31			Three months ended July 31
	2010	2009	2010	2009
Retained earnings:
Balance at beginning of period	$889,000,975	157,629,391	$1,197,951,768	467,576,325
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	207,260,473	429,920,978	(101,690,320)	122,559,771
	1,096,261,448	587,550,369	1,096,261,448	590,136,096
Transferred from contributed surplus (Note 5)	-	4,151,201	-	1,565,474
Balance at end of period	$1,096,261,448	591,701,570	$1,096,261,448	591,701,570

    See accompanying notes to the financial statements.

Notes to Financial Statements
For the nine months ended July 31, 2010
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund of Canada Limited’s (“Central Fund” or the “Company”) October 31, 2009 audited annual financial statements.  These interim financial statements do not include all of the disclosures included in the audited annual financial statements and, accordingly, should be read in conjunction with the audited annual financial statements.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings at July 31, 2010, are as follows:

Holdings	Gold		Silver
400 fine oz bars	1,482,918	1,000 oz bars	74,953,552
100 fine oz bars	12,889
Certificates	8,427	Certificates	255,551
Total fine ounces	1,504,234	Total ounces	75,209,103

Market Value	Per Fine Ounce		Per Ounce
July 31, 2010	U.S.$	1,169.00	U.S.$	17.66
October 31, 2009	U.S.$	1,040.00	U.S.$	16.57

Average Cost	Per Fine Ounce		Per Ounce
July 31, 2010	U.S.$	719.86	U.S.$	11.94
October 31, 2009	U.S.$	623.51	U.S.$	10.54

3.	Short-term deposits:

As at July 31, 2010 the Company held six U.S. dollar fixed deposits with a Schedule I Canadian Bank for a total of $83,800,000, with rates ranging from 0.19% to 0.32% and maturity dates from August 24, 2010 to September 23, 2010.  The Company also held one Canadian dollar flexible GIC deposit with a Schedule I Canadian Bank in the amount of $777,440 (Cdn. $800,000) at a rate of 0.40% with a maturity date of January 28, 2011.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.  There were 238,282,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at July 31, 2010.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date.  Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date.  Since adoption of this redemption feature, no shareholders have submitted redemption requests.

On May 11, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $360,076,800.  The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,550,218 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $220,373,760.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, all in physical bar form. The balance of $13,497,931 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On August 13, 2009, the Company, through a public offering, issued 11,040,000 Class A shares for proceeds of $126,120,960 net of underwriting fees of $5,255,040. Costs relating to this public offering were $348,987 and net proceeds were $125,771,973.  The Company used the net proceeds from this public offering to purchase 69,342 fine ounces of gold at a cost of $67,404,584 and 3,467,086 ounces of silver at a cost of $52,595,695, all in physical bar form. The balance of $5,771,694 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 16, 2009, the Company, through a public offering, issued 20,000,000 Class A shares for proceeds of $201,600,000 net of underwriting fees of $8,400,000. Costs relating to this public offering were $466,716 and net proceeds were $201,133,284.  The Company used the net proceeds from this public offering to purchase 123,700 fine ounces of gold at a cost of $109,909,145 and 6,188,000 ounces of silver at a cost of $78,088,690, all in physical bar form. The balance of $13,135,449 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On February 3, 2009, the Company, through a public offering, issued 12,500,000 Class A shares for proceeds of $124,800,000 net of underwriting fees of $5,200,000. Costs relating to this public offering were $367,494 and net proceeds were $124,432,506.  The Company used the net proceeds from this public offering to purchase 78,663 fine ounces of gold at a cost of $71,062,969 and 3,933,169 ounces of silver at a cost of $48,278,562, all in physical bar form. The balance of $5,090,975 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.	Contributed surplus and retained earnings:

Prior to this fiscal year, amounts from contributed surplus were transferred to retained earnings to eliminate any deficit that arose from i) net losses before any change in unrealized appreciation (depreciation) of holdings and ii) the payment of the Class A shares’ stated dividend per share.  During the last quarter of fiscal 2009, the balance available for transfer from contributed surplus to retained earnings was drawn down to zero by utilizing a portion of the net loss before the change in unrealized appreciation of holdings, effectively eliminating this account.

6.	Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at July 31, 2010, is $494,852 (October 31, 2009: $391,394) which relates to the July administration fee payable to the Administrator.

For the nine months ended July 31, 2010, the Company incurred fees totaling $62,149 (2009: $46,159) to legal firms of which two of the Company’s directors are partners or counsel, and $4,166,481 (2009: $2,755,238) to the Administrator, The Central Group Alberta Ltd.  The Board of Directors is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

7.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company.  Market fluctuations are unpredictable and outside the control of the Company.  New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

Price risk is the risk resulting from the possibility that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market prices of gold and silver will have on the net asset values of Central Fund and its shares both in U.S.$ and Cdn.$.  Assuming as a constant exchange rate the rate which existed on July 31, 2010 of Cdn. $1.029 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.74 per share or Cdn. $0.76 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.56 per share or Cdn. $0.57 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.30 per share or Cdn. $1.33 per share.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.   When expressed in U.S. dollars, Central Fund’s net asset value per share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars.  However, as over 99% of Central Fund’s net assets are denominated in U.S. dollars, an increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage change.

The impact of a 5% strengthening or weakening of the Canadian dollar relative to  the U.S. dollar applied to balances outstanding at July 31, 2010 would not have had any material impact on the net income for the period ended July 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of Central Fund’s assets as liquid.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, over 97% of its net assets are in the form of gold and silver bullion which are readily marketable.

8.	Financial highlights:

	Nine months ended July 31		Three months ended July 31
	2010	2009	2010	2009
Class A per share performance(1):
Net asset value per share at beginning of period	$12.15	7.90	$13.67	9.93
Net loss before the change in unrealized appreciation (depreciation) of holdings	(0.02)	(0.02)	(0.01)	(0.01)
Change in unrealized appreciation (depreciation) of holdings - gold	0.72	1.26	(0.09)	0.35
Change in unrealized appreciation (depreciation) of holdings - silver	0.25	1.32	(0.33)	0.32
Total increase (decrease) (2)	0.95	2.56	(0.43)	0.66
Net asset value per share at end of period	$13.30	10.59	$13.30	10.59
Total return for period (3)	9.5%	34.1%	(2.7)%	6.6%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (3)	0.15%	0.26%	0.07%	0.08%
Net loss before the change in unrealized appreciation (depreciation) of holdings (3)	0.15%	0.24%	0.07%	0.08%

(1)	The ratios are based on the weighted average number of shares during the period except for the net asset value per share which is based on the actual number of shares outstanding at the relevant time.
(2)	This table is not meant to be a reconciliation of opening to ending NAV.
(3)	Ratios not annualized.

9.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the net asset values attributable to participating shareholders. The  Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statement of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

Subject to the terms and conditions described in Note 4 to these financial statements, the Class A shares are redeemable at the option of the holder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the Common shares in changes in the value of the equity ownership of the Company.  Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

Under Canadian GAAP these shares are considered to be permanent equity and are classified as shareholders’ equity in the Statement of Net Assets.  Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

11.	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the fiscal year to commence on November 1, 2011 and for which the current and comparative information will be prepared under IFRS.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.

 The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes and more extensive note disclosure requirements inclusive of unrealized gains and losses in income or other comprehensive income.  The assessment is addressing the impact on its accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the year beginning November 1, 2011.

Corporate Information

Directors
John S. Elder, Q.C.
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (C)(E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman, Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)

Officers
Philip M. Spicer, Chairman
Dale R. Spackman, Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
Catherine A. Spackman CMA, Treasurer & CFO
Teresa E. Poper CB, Assistant Treasurer
John S. Elder, Q.C., Secretary

Consultant
Malcolm A. Taschereau, Retired Director

(A) (C) (E) (I) (L)
-   Member of Audit Committee
-   Member of Corporate Governance Committee
-   Member of Executive Committee
-   May be regarded as an independent director under Canadian securities administrators’ guidelines.
-   Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada

Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce

Legal Counsel Dorsey & Whitney LLP, Toronto Fraser Milner Casgrain LLP, Toronto Parlee McLaws LLP, Calgary	Registrars and Transfer Agents CIBC Mellon Trust Company, Calgary, Montreal, Toronto and Vancouver Mellon Investor Services LLC, New Jersey

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 10050 Ancaster, Ontario L9K 1P2 Telephone (905) 648-7878 Fax (905) 648-4196
Website: www.centralfund.com E-mail: info@centralfund.com

Class A Shares Stock Exchange Listings
	Electronic Ticker Symbol	Newspaper Quote Symbol
NYSE Amex Equities	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):

■   Barrons
■   New York Times
■   Wall Street Journal

In Canada (figures published in Canadian $):

■   National Post:  Financial Post Section
■   The Globe and Mail:  Report on Business